

June 5, 2015

Via E-mail
Mr. Larry Hutchison
Co-Chairman and Chief Executive Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

Re: Torchmark Corporation
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 001-08052

Dear Mr. Hutchison:

We have reviewed your May 6, 2015 response to our April 24, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1—Significant Accounting Policies
Fair Value Measurements, Investments in Securities, page 61

1. Please expand your analyses under ASC 320-10-50-1B and ASC 820-10-50-2B provided in your response to our prior comment 1 to further support your determination of "major security types" and "classes" of fixed maturity securities. In this regard, your disclosure on page 41 shows significant concentrations of fixed maturity securities with lower medium grade investment ratings. Help us understand why further disaggregation under ASC 320-10-50-1B and ASC 820-10-50-2B is not necessary. Also, compare and analyze the risks and economics by credit rating category.

2. Refer to your response to our prior comment two. You state that for all asset classes within the significant fixed maturity security types, third-party pricing services use a common valuation technique. Please address the following:

- Provide a description of the pricing models.
- To the extent multiple pricing models are used, tell us the extent each model is used and the factors that determines the model to be used.
- Confirm that the inputs used for all models for all classes of Level 2 investments are the same. Otherwise, provide a list of inputs used for each investment class under each model.

You may contact Senior Staff Accountants Jim Peklenk at (202) 551-3661 or Keira Nakada at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Sharon M. Blume for

Jim B. Rosenberg
Senior Assistant Chief Accountant